United States securities and exchange commission logo





                                March 23, 2022

       Robert M. Hayes
       Chief Executive Officer
       Sharps Technology, Inc.
       105 Maxess Road, Ste. 124
       Melville, New York 11747

                                                        Re: Sharps Technology,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 18,
2022
                                                            File No. 333-263715

       Dear Mr. Hayes:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed March 18, 2022

       Prospectus Summary
       Reincorporation and Reverse Split, page 5

   1. Please clarify the timing of your reverse split and whether it will take place prior to the effectiveness of the
Form S-1. If the split will take effect after effectiveness but before closing of the IPO,
please revise to include pro forma information in Capitalization and
                                                        Dilution tables,
summary financial data, selected financial data for all periods and in the notes to the financial
statements for the most recent annual period. If the split will take effect prior to
effectiveness, please revise to retroactively restate all share and per share information included in
your filing, including the financial statements, once approved.
 Robert M. Hayes
FirstName  LastNameRobert M. Hayes
Sharps Technology, Inc.
Comapany
March      NameSharps Technology, Inc.
       23, 2022
March2 23, 2022 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355
if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Arthur Marcus, Esq.